July 19, 2024

Jonathan Myers
Chief Executive Officer
Qomolangma Acquisition Corp.
1178 Broadway, 3rd Floor
New York, NY 10001

       Re: Qomolangma Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 9, 2024
           File No. 001-41518
Dear Jonathan Myers:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Christopher S. Auguste